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EXHIBIT 21.1

List of Subsidiaries

Name	State/Country of organization or incorporation
Crocs Asia Pte. Ltd.	Singapore
Crocs Retail, Inc.	Colorado
Crocs Mexico SRL de CV	Mexico
Crocs Servicios SRL de CV	Mexico
Western Brands Holding Company, Inc.	Colorado
4256519 Canada Inc.	Canada
Foam Creations Inc.	Canada
Crocs Europe B.V.	Netherlands
Les Plastiques Fintech Inc./Fintech Plastics Inc.	Canada
Colorado Footwear C.V.	Netherlands
Crocs International Holding Ltd.	Cayman Islands
Crocs Online, Inc.	Colorado
Crocs Inc.	Delaware
Crocs Australia Pty Ltd.	Australia
Crocs Hong Kong Ltd	Hong Kong
Crocs New Zealand	New Zealand
Crocs Taiwan	Taiwan
Crocs Industrial Co. Ltd.	China
Crocs Industrial Co. Ltd.	Hong Kong
Crocs Marine Ltd.	Cayman Islands

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List of Subsidiaries